UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MONSTER BEVERAGE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.005 par value
(Title of Class of Securities)

61174X109
(CUSIP Number of Class of Securities)

Paul J. Dechary, Senior Vice President & Senior Legal Counsel
Monster Beverage Corporation
1 Monster Way
Corona, California 92879
(951) 739-6200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert A. Profusek
Andrew M. Levine
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3939

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*  Pursuant to General Instruction D to Schedule TO, no filing fee is required for communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐   Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXHIBIT INDEX

Exhibit Number	Description

99.1	Transcript of applicable portions of Monster’s First Quarter 2016 Earnings Call, dated April 29, 2016.

Additional Information and Where to Find It

The attached exhibits do not constitute an offer to buy or the solicitation of an offer to sell common shares of Monster Beverage Corporation (“Monster”).  The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that Monster intends to distribute to its shareholders and file with the Securities and Exchange Commission (the “Commission”).  Shareholders and investors should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer.  Shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Monster intends to file with the Commission at the Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.